Capstone Financial Group, Inc.

8600 Transit Road

East Amherst, NY 14051

September 18, 2015

Mr. Michael C. Volley

Staff Accountant, Office of Financial Services I

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

Re:	Capstone Financial Group, Inc. File No. 000-54095 Comment Letter for Form 10-K (12-31-2014) and Form 10-Q (6-30-2015), sent September 10, 2015

Dear Mr. Volley:

We advise you that we believe we will be in a position to respond to the above-referenced comment letter by October 2, 2015.

Very truly yours,

/s/ Halford W. Johnson

Halford W. Johnson

Chief Financial Officer

cc:	Darin R. Pastor Michael K. Green William Schroeder Hayden Trubitt, Esq.